UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934(Amendment No. ________)*
Potash America, Inc.
(Name of Issuer)
common .0001 par value
(Title of Class of Securities)
737549105
(CUSIP Number)
Chad M. Nelson 201-220-5674 90 Grove Street Suite 108 Ridgefield, Ct 06877 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
4-13-2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:. Rule 13d-1(b)
.. x Rule 13d-1(c) . Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 737549105 13G Page 2 of 3 Pages Kings Wharf
Opportunities Fund, L.P. 98-1639300
1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2. CHECK THE APPROPRIATE BOXIFAMEMBER OFAGROUP (see instructions)
(a)
..

(b)
..



3. SEC USE ONLY
Hamilton Bermuda

4. CITIZENSHIP OR PLACE OF ORGANIZATION
SOLE
NUMBER OF 5. SOLE VOTING POWER SHARES
36,000,000
BENEFICIALLY OWNED BY 6. SHARED VOTING POWER EACH REPORTING 0
PERSON WITH 7. SOLE DISPOSITIVE POWER
36,000,000
8. SHARED DISPOSITIVE POWER 0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,000,000
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 (see instructions)    .

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0

12.
TYPE OF REPORTING PERSON (see instructions)


CUSIP No.  737549105 13G Page 3 of 3 Pages
Item 1.
(a)
Name of Issuer  Potash America Inc

(b)
Address of Issuers Principal Executive Offices


2234 North Federal Hwy Ste 2008 Boca Raton fl 33431
Item 2.
(a) Name of Person Filing Kings Wharf Opportunities Fund, L.P.
(b) Address of the Principal Office or, ifnone, residence Vallis Bldg 4th floor 58 Par-La-Ville Hamilton Bermuda Road
(c) Citizenship
Bermuda
(d) Title of Classof Securities
common
(e) CUSIP Number 737549105
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) . Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) .  Bank as defined in section 3(a)(6) of the Act
 (15 U.S.C. 78c).
(c) . Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
.. Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8).

(e)
.. An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
.. An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
.. A parent holding company orcontrol person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
.. A savings associationsas definedin Section3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
.. A church plan that is excludedfrom the definition of an investment company under section 3(c)(14) of the Investment
 Company Act of 1940 (15 U.S.C. 80a-3);

(j)
.. Group, inaccordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
Provide the following information regarding the aggregate
 number and percentage of the class of securities of the
 issuer identified in Item 1.
Amount beneficiallyowned:  36,000,000
(a)
Percent of class: 9
(b)
(c) Numberof shares as towhich the personhas:
(i)
Solepower to vote orto directthe vote  . 36,000,000

(ii)
Shared power to vote or todirect the vote  .


0
(iii) Sole power to dispose or todirect the disposition of
  . 36,000,000
(iv) Shared power to dispose or todirect the disposition of
  . 0
Instruction. For computations regarding securities which
represent a right to acquire an underlying security see
240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that
 as of the date hereof the reporting person has ceased to
 be the beneficial owner of more than five percent of the
class of securities, check the following     . .
Instruction. Dissolution of a group requires a response to
 this item.
Item 6.  Ownership of More than Five Percent on Behalf of
 Another Person.
Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on
 Bythe Parent Holding Company.
Item 8. Identification and Classification of Members of the Group.
Item 9.  Notice of Dissolution of Group.
Item 10.  Certification.
(a)
The following certificationshallbe includedif the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held forthe purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquiredand are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certificationshallbe includedif the statement is filed pursuant to 240.13d-1(c):


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. CUSIP No. 737549105 13G Page 3 of 3 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
4-27-2022
Signature
Chad M. Nelson - Managing Partner
Name/Title